The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED
June 30, 2007

•	Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2007. Revenue increased by 3.7% over 2Q06 to $374.8 million, but decreased by 3.5% from $388.3 million in 1Q07. Gross margins were 10.3% in 2Q07 compared to 9.5% in 1Q07. Net loss of $2.1 million in 2Q07, compared to a net income of $8.8 million in 1Q07. Fully diluted EPS was ($0.0056) per ADS. Contribution from 90nm production increased to 22.0% of wafer revenue in 2Q07 compared to 14.4% in 1Q07.

•	Set out below is a copy of the full text of the press release made by the Company on July 26, 2007 in relation to its results for the three months ended June 30, 2007.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on July 26, 2007.

Set out below is a copy of the full text of the press release by the Company on July 26, 2007 in relation to its results for the three months ended June 30, 2007.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – July 26, 2007. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2007.

Second Quarter 2007 Highlights:

•	Revenue increased by 3.7% over 2Q06 to $374.8 million, but decreased by 3.5% from $388.3 million in 1Q07.

•	Gross margins were 10.3% in 2Q07 compared to 9.5% in 1Q07.

•	Net loss of $2.1 million in 2Q07, compared to a net income of $8.8 million in 1Q07.

•	Fully diluted EPS was ($0.0056) per ADS.

•	Contribution from 90nm production increased to 22.0% of wafer revenue in 2Q07 compared to 14.4% in 1Q07.

Commenting on the results, Dr. Richard Chang, Chief Executive Officer of SMIC stated, “SMIC continued to expand its foundry business in the second quarter of 2007. The Company posted increasing revenues year-on-year, but declining revenues quarter-on-quarter due to difficult pricing pressures in the DRAM market.

Looking at the recent market trends, mobile phone applications continue to grow in demand as well as in variety. We also see strong foundry demand for power management ICs and consumer applications such as personal multimedia players and MP3 and MPEG4 applications.

In terms of technology, we saw an increase in revenues at 90-nanometer to 22% of wafer revenue, up from 14% in the first quarter of 2007, and up from less than 1% in the second quarter of 2006. For the third quarter of 2007, we expect total revenue to increase 2% to 5% while revenue contribution from the 90-nanometer node will continue to increase.

We are currently developing an 8Gb NAND flash product and the 2Gb NAND flash product is expected to reach the market in the second half of this year. This milestone demonstrates SMIC’s technological and manufacturing capabilities and strategically positions SMIC as one of the foundry service providers in the NAND flash market.

Our technology roadmap is on track and we are making good progress in the development of the 65-nanometer technology. We expect to enter pilot production for our 65-nanometer logic technology by the end of this year. In addition to the development of the 65-nanometer logic technology, we expect our DRAM product will start to convert to below 90-nanometer by the end of this year.

We remain committed to improving profitability, accelerating our growth and strategically identifying opportunities to enhance shareholder value in our company. We believe the continued prudent development of advanced technology nodes for leading customers will position SMIC for continual growth and improved profitability in the second half of 2007 and the year 2008.”

Conference Call / Webcast Announcement

Date: July 27, 2007
Time: 7:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2007 second quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 μm to 90nm and finer line technologies. Headquartered in Shanghai, SMIC operates three 200mm wafer fabrication facilities in its Shanghai mega-fab, a 200mm wafer fab in Tianjin, and a 300mm mega-fab in Beijing, the first of its kind in Mainland China.   SMIC also operates an in-house assembly and testing facility in Chengdu. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab owned by Chengdu Cension Semiconductor Manufacturing Corporation and one 300mm wafer fab owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For additional information, please visit http://www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our expectation for third quarter 2007 revenue and continued increase in revenue contribution from 90nm sales, expected timing for products or products in development to reach market or be in commercial production, expected timing for entering pilot production for our 65nm technology, expected timing for our DRAM product to start to convert to below 90nm, SMIC’s ability to grow and improve profitability in the second half of 2007 and 2008, and statements under “Capex Summary” and “Third Quarter 2007 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on June 29, 2007, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13-micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any trade secret misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to the California Court of Appeal.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

Summary of Second Quarter 2007 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q07	1Q07	QoQ	2Q06(3)	YoY
Revenue	374,829	388,284	-3.5%	361,446	3.7%
Cost of sales	336,339	351,345	-4.3%	318,116	5.7%
Gross profit	38,490	36,940	4.2%	43,330	-11.2%
Operating expenses	47,113	21,722	116.9%	50,624	-6.9%
Income (Loss) from operations	(8,623)	15,218	—	(7,293)	18.2%
Other income (expenses)¡Anet	6,085	(12,187)	—	(10,007)	—
Income tax credit	1,621	5,964	-72.8%	18,892	-91.4%
Net income (loss) after
income taxes	(917)	8,995	—	1,591	—
Minority interest	(137)	977	—	768	—
Share of loss of affiliate company	(1,001)	(1,212)	-17.4%	(1,002)	-0.1%
Income (loss) attributable to holders of ordinary shares
	(2,054)	8,760	—	1,356	—
Gross margin	10.3%	9.5%		12.0%
Operating margin	-2.3%	3.9%		-2.0%
Net income (loss) per ordinary share — basic(1)	(0.0001)	0.0005		0.0001
Net income (loss) per ADS – basic	(0.0056)	0.0237		0.0001
Net income (loss) per ordinary share – diluted(1)	(0.0001)	0.0005		0.0001
Net income (loss) per ADS – diluted	(0.0056)	0.0234		0.0001
Wafers shipped (in 8” wafers)(2)	443,445	450,592	-1.6%	388,498	14.1%
Capacity utilization	88.9%	86.2%		93.5%

Note:

(1)	Based on weighted average ordinary shares of 18,477 million (basic) and18,477 million (diluted) in 2Q07, 18,451 million (basic) and 18,705 million (diluted) in 1Q07, and 18,303 million (basic) and 18,729 million(diluted) in 2Q06

(2)	Including copper interconnects

(3)	As restated

•	Revenue decreased to $374.8 million in 2Q07, down 3.5% QoQ from $388.3 million in 1Q07 and up 3.7% YoY from $361.4 million in 2Q06. The decrease in revenue is primarily due to the downturn in the DRAM market.

•	Cost of sales decreased to $336.3 million in 2Q07, down 4.3% QoQ from $351.3 million in 1Q07, primarily due to higher utilization and lower depreciation expenses.

•	Gross profit increased to $38.5 million in 2Q07, up 4.2% QoQ from $36.9 million in 1Q07 and down 11.2% YoY from $43.3 million in 2Q06.

•	Gross margins increased to 10.3% in 2Q07 from 9.5% in 1Q07 primarily due to higher utilization and lower depreciation expenses.

•	Total operating expenses increased to $47.1 million in 2Q07 from $21.7 million, an increase of 116.9% QoQ, primarily due to income from sale of plant and equipment that was recorded in 1Q07. Excluding the sale of plant of equipment, total operating expenses fell by 1.1% in 2Q07 as compared to 1Q07.

•	R&D expenses increased to $23.2 million in 2Q07, up 6.7% from $21.7 million due to the R&D cost relating to the new 12-inch project in Shanghai.

•	G&A expenses decreased to $14.7 million in 2Q07 from $17.1 million in 1Q07 primarily due to foreign exchange gain arising from operating activities.

•	Selling & marketing expenses increased to $4.2 million in 2Q07, up 8.8% QoQ from $3.9 million in 1Q07.

Analysis of Revenue

Sales Analysis
By Application	2Q07	1Q07	2Q06
Computer	25.2%	33.0%	30.6%
Communications	40.7%	41.3%	46.2%
Consumer	24.3%	18.3%	18.6%
Others	9.8%	7.4%	4.6%
By Service Type	2Q07	1Q07	2Q06
Logic(3)	61.8%	58.2%	66.6%
DRAM	28.9%	34.7%	28.8%
Management services	3.2%	3.2%	0.2%
Mask making, testing, others	6.1%	3.9%	4.4%
By Customer Type	2Q07	1Q07	2Q06
Fabless semiconductor companies	43.8%	47.1%	49.8%
Integrated device manufacturers (IDM)	42.3%	43.2%	41.9%
System companies and others	13.9%	9.7%	8.3%
By Geography	2Q07	1Q07	2Q06
North America	39.6%	40.6%	46.7%
Asia Pacific (ex. Japan)	29.1%	24.2%	20.9%
Japan	8.9%	9.9%	4.9%
Europe	22.4%	25.2%	27.5%
Wafer Revenue Analysis
By Technology (logic, DRAM & copper interconnect only)	2Q07	1Q07	2Q06
0.09 um	22.0%	14.4%	0.9%
0.13 um	33.0%	38.1%	46.6%
0.15 um	1.2%	2.9%	4.7%
0.18 um	30.8%	34.1%	38.0%
0.25 um	0.7%	0.7%	2.0%
0.35 um	12.3%	9.8%	7.8%
By Technology (Logic Only)(1)	2Q07	1Q07	2Q06
0.09 um	15.3%	10.0%	0.2%
0.13 um (2)	19.0%	17.6%	22.3%
0.15 um	1.9%	4.7%	7.2%
0.18 um	43.6%	50.1%	55.8%
0.25 um	0.9%	1.0%	2.5%
0.35 um	19.3%	16.6%	12.0%

Note:
(1) Excluding 0.13μm copper interconnects
(2) Represents revenues generated from manufacturing full flow wafers
(3) Including 0.13μm copper interconnects

Capacity

Fab / (Wafer Size)	2Q07*	1Q07*
Shanghai Mega Fab (8”)(1)	94,000	98,000
Beijing Mega Fab (12”)(2)	54,000	57,150
Tianjin Fab (8”)	21,000	22,000
Total monthly wafer fabrication capacity	169,000	177,150

Note:

*	Wafers per month at the end of the period in 8” wafers

(1)	Shanghai Mega Fab is comprised of Fab 1, Fab 2, and Fab 3

(2)	Beijing Mega Fab is comprised of Fab 4, Fab 5, and Fab 6

•	Total capacity decreased to 169,000 8-inch wafer equivalent per month at the end of 2Q07 due to the change in product mix.

Shipment and Utilization

8” equivalent wafers	2Q07	1Q07	2Q06
Wafer shipments including copper interconnects	443,445	450,592	388,498
Utilization rate(1)	88.9%	86.2%	93.5%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments decreased to 443,445 units of 8-inch equivalent wafers in 2Q07 down 1.6% QoQ from 450,592 units of 8-inch equivalent wafers in 1Q07, and up 14.1% YoY from 388,498 8-inch equivalent wafers in 2Q06.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q07	1Q07	QoQ	2Q06	YoY
Cost of sales	336,339	351,345	-4.3%	318,116	5.7%
Depreciation	159,154	185,707	-14.3%	188,663	-15.6%
Other manufacturing costs	168,408	157,279	7.1%	120,552	39.7%
Deferred cost amortization	5,886	5,886	—	5,886	—
Share-based compensation	2,891	2,473	16.9%	3,015	-4.1%
Gross Profit	38,491	36,940	4.2%	43,330	-11.2%
Gross Margin	10.3%	9.5%	—	12.0%	—

•	Cost of sales decreased to $336.3 million in 2Q07, down 4.3% QoQ from $351.3 million in 1Q07, primarily due to higher utilization and lower depreciation expenses.

•	Gross profit increased to $38.5 million in 2Q07, up 4.2% QoQ from $36.9 million in 1Q07 and down 11.2% YoY from $43.3 million in 2Q06.

•	Gross margins increased to 10.3% in 2Q07 from 9.5% in 1Q07 primarily due to higher utilization and lower depreciation expenses.

Operating Expense Analysis

Amounts in US$ thousands	2Q07	1Q07	QoQ	2Q06	YoY
Total operating expenses	47,113	21,722	116.9%	50,624	-6.9%
Research and development	23,194	21,733	6.7%	24,345	-4.7%
General and administrative	14,746	17,087	-13.7%	16,837	-12.4%
Selling and marketing	4,234	3,893	8.8%	3,918	8.1%
Amortization of intangible assets	6,213	6,229	-0.3%	6,040	2.9%
Income from disposal of properties	(1,274)	(27,220)	-95.3%	(516)	146.9%

•	Total operating expenses increased to $47.1 million in 2Q07 from $21.7 million, an increase of 116.9% QoQ, primarily due to income from sale of plant and equipment that was recorded in 1Q07. Excluding the sale of plant and equipment, total operating expenses decreased 1.1% QoQ.

•	R&D expenses increased to $23.2 million in 2Q07, up 6.7% from $21.7 million due to the R&D cost relating to the new 12-inch project in Shanghai.

•	G&A expenses decreased to $14.7 million in 2Q07 from $17.1 million in 1Q07 primarily due to foreign exchange gain arising from operating activities.

•	Selling & marketing expenses increased to $4.2 million in 2Q07, up 8.8% QoQ from $3.9 million in 1Q07.

Other Income (Expenses)

Amounts in US$ thousands	2Q07	1Q07	QoQ	2Q06	YoY
Other income (expenses)	6,085	(12,187)	—	(10,007)	—
Interest income	2,679	1,972	35.9%	4,039	-33.7%
Interest expense	3,343	(15,003)	—	(12,214)	—
Other, net	63	844	-92.5%	(1,832)	—

•	Other non-operating gain of $6.1 million in 2Q07 as compared to a loss of $12.2 million in 1Q07, primarily due to government interest subsidies received in conjunction with the ramp-up of the 12-inch fabs.

Liquidity

Amounts in US$ thousands	2Q07	1Q07
Cash and cash equivalents	372,449	341,704
Short term investments	73,080	79,830
Accounts receivable	300,379	288,027
Inventory	237,966	237,619
Others	125,413	128,080
Total current assets	1,109,287	1,075,260
Accounts payable	483,925	237,135
Short-term borrowings	108,000	43,000
Current portion of long-term debt	290,533	170,839
Others	124,086	138,758
Total current liabilities	1,006,544	589,732
Cash Ratio	0.4x	0.6x
Quick Ratio	0.7x	1.2x
Current Ratio	1.1x	1.8x

•	Accounts payable increase primarily due to advanced equipment purchases for 12-inch fabs.

Capital Structure

Amounts in US$ thousands	2Q07	1Q07
Cash and cash equivalents	372,449	341,704
Short-term investment	73,080	79,830
Current portion of promissory note	29,242	29,493
Promissory note	64,443	78,267
Short-term borrowings	108,000	43,000
Current portion of long-term debt	290,533	170,839
Long-term debt	574,564	719,697
Total debt	973,097	933,536
Shareholders’ equity	3,027,635	3,022,697
Total debt to equity ratio	32.1%	30.9%

Cash Flow

Amounts in US$ thousands	2Q07	1Q07
Net cash provided by operating activities	151,803	180,684
Net cash used in investing activities	(145,605)	(176,288)
Net cash provided by/used in financing activities	24,593	(26,331)
Net change in cash	30,745	(21,916)

Capex Summary

•	Capital expenditures for 2Q07 were $370 million.

•	Total planned capital expenditures for 2007 will be approximately $720 million and will be adjusted based on market conditions.

Third Quarter 2007 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to increase 2% to 5% from the second quarter.

•	Depreciation and amortization expected to be approximately $190 million to $195 million.

•	Capital expenditures expected to be approximately $150 million to $200 million.

•	Operating expense as a percentage of sales expected to be in the mid-teens.

Recent Highlights and Announcements

•	Saifun Acquires 90nm Process Know-How from SMIC [2007-07-02]

•	Annual General Meeting Held on 23rd May, 2007 Poll Results [2007-05-25]

•	SMIC Participates in Signing Ceremony between U.S. and Chinese Companies and U.S. — China Hi-Tech Cooperation Forum [2007-05-10]

•	Notice of Annual General Meeting [2007-04-30]

•	SMIC Reports 2007 First Quarter Results [2007-04-27]

Please visit SMIC’s website at
http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

Taylor Rafferty Associates, Inc.
Investor Relations and Financial Communications

Hong Kong

Ruby Yim
Managing Director
ruby.yim@taylor-rafferty.com

David Dambro
Director
david.dambro@taylor-rafferty.com
+852 3196 3712

New York

Dana Johnston
Director
dana.johnston@taylor-rafferty.com
+212 889 4350

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	June 30, 2007	March 31, 2007
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$372,449,095	$341,703,889
Short term investments	73,079,577	79,829,802
Accounts receivable, net of allowances of $ 4,688,098 and
$3,924,775 at June 30, 2007 and at March 31, 2007 , respectively	300,379,234	288,026,530
Inventories	237,966,018	237,619,469
Prepaid expense and other current assets	13,059,060	17,161,431
Receivable for sale of plant and equipment and other fixed assets	109,907,931	110,136,499
Assets held for sale	2,445,806	781,985
Total current assets	1,109,286,721	1,075,259,605

Land use rights, net	47,139,822	38,005,628
Plant and equipment, net	3,375,543,336	3,149,255,434
Acquired intangible assets, net	62,413,712	65,866,883
Deferred cost	82,410,154	88,296,594
Equity investment	11,407,056	12,408,090
Other long-term prepayments	3,551,063	3,748,557
Deferred tax assets	33,036,474	31,356,917
TOTAL ASSETS	$4,724,788,338	$4,464,197,708

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$483,925,496	$237,134,879
Accrued expenses and other current liabilities	94,683,683	109,059,238
Short-term borrowings	108,000,000	43,000,000
Current portion of promissory note	29,242,001	29,492,873
Current portion of long-term debt	290,533,471	170,839,010
Income tax payable	159,421	206,071
Total current liabilities	1,006,544,072	589,732,071

Long-term liabilities:
Promissory note	64,442,787	78,267,417
Long-term debt	574,563,677	719,697,029
Long-term payables relating to license agreements	14,458,131	15,733,116
Other long-term payables	—	—
Deferred tax liabilities	184,367	246,695
Total long-term liabilities	653,648,962	813,944,257

Total liabilities	$1,660,193,034	$1,403,676,328

Minority interest	36,960,657	37,824,139
Stockholders’ equity:
Ordinary shares¡A$0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,493,184,050 and 18,470,356,166 respectively	7,397,274	7,388,146
Warrants	32,387	32,387
Additional paid-in capital	3,302,244,424	3,295,215,798
Accumulated other comprehensive income	64,874	111,027
Accumulated deficit	(282,104,312)	(280,050,117)
Total stockholders’ equity	3,027,634,647	3,022,697,241

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,724,788,338	$4,464,197,708

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)

	For the three months ended
	June 30, 2007	March 31, 2007
	(unaudited)	(unaudited)
Sales	374,829,258	388,284,436
Cost of sales	336,338,574	351,344,670
Gross profit	38,490,684	36,939,766

Operating expenses:
Research and development	23,193,707	21,733,055
General and administrative	14,746,510	17,087,309
Selling and marketing	4,234,048	3,893,369
Amortization of acquired intangible assets	6,213,171	6,228,616
Income from sale of plant and equipment and other fixed assets	(1,274,018)	(27,220,665)
Total operating expenses	47,113,418	21,721,684

Loss from operations	(8,622,734)	15,218,082
Other income (expenses):
Interest income	2,678,460	1,971,672
Interest expense	3,343,327	(15,003,379)
Foreign currency exchange gain (loss)	(1,514,169)	428,279
Other income (expenses), net	1,577,151	416,621
Total other income (expenses), net	6,084,769	(12,186,807)

Net loss before income tax	(2,537,965)	3,031,275
Income tax credit (expense)	1,621,322	5,964,124
Minority interest	(136,518)	976,527
Loss from equity investment	(1,001,034)	(1,211,553)
Net income (loss) attributable to holders of ordinary shares	$(2,054,195)	$8,760,373

Net income (loss) per share, basic	(0.0001)	0.0005
Net income (loss) per ADS, basic	(0.0056)	0.0237
Net income (loss) per share, diluted	(0.0001)	0.0005
Net income (loss) per ADS, Diluted	(0.0056)	0.0234
Ordinary shares used in calculating basic income (loss) per ordinary share (in millions)	18,477	18,451

Ordinary shares used in calculating diluted income (loss) per ordinary share (in millions)	18,477	18,706

*Share-based compensation related to each account balance as follows:
Cost of sales	2,890,848	2,472,770
Research and development	1,274,430	953,159
General and administrative	1,291,079	1,105,667
Selling and marketing	549,542	465,250

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	June 30, 2007	March 31, 2007
	(unaudited)	(unaudited)
Operating activities
Net income (loss)	(2,054,195)	8,760,374
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest	136,518	(976,527)
Gain on disposal of plant and equipment	(2,469,694)	(27,220,665)
Depreciation and amortization	175,187,932	173,370,422
Amortization of acquired intangible assets	6,213,171	6,228,615
Share-based compensation	6,005,899	4,996,846
Non cash interest expense on promissory notes	1,195,552	1,207,020
Loss from equity investment	1,001,034	1,211,553
Changes in operating assets and liabilities:	—	—
Accounts receivable, net	(12,352,703)	(35,841,556)
Inventories	(346,549)	37,559,483
Prepaid expense and other current assets	(52,120)	8,328,367
Accounts payable	(4,132,746)	(6,657,095)
Accrued expenses and other current liabilities	(14,740,560)	18,951,309
Other long term liabilities	—	(3,333,333)
Income tax paybable	(46,650)	133,654
Deferred tax assets	(1,679,557)	(6,070,017)
Deferred tax liabilities	(62,328)	35,782
Net cash provided by operating activities	151,803,004	180,684,232

Investing activities:
Purchase of plant and equipment	(159,994,428)	(157,728,647)
Proceeds from disposal of plant and equipment	9,121,739	1,823,994
Proceeds received from sale of assets held for sale	2,501,868	3,963,708
Purchases of aquired intangible assets	(3,984,011)	(2,468,200)
Purchase of short-term investments	(15,006,035)	(48,838,238)
Sale of short-term investments	21,756,260	26,959,039
Net cash used in investing activities	(145,604,607)	(176,288,344)

Financing activities:
Proceeds from short-term borrowing	105,000,000	2,000,000
Proceeds from long-term debt	—	168,165
Repayment of promissory notes	(15,000,000)	—
Repayment of long-term debt	(25,438,892)	—
Repayment of short-term debt	(40,000,000)	(30,000,000)
Proceeds from exercise of employee stock options	1,031,855	1,500,918
Repurchase of redeemable preference shares	(1,000,000)	—
Net cash provided by (used in) financing activities	24,592,963	(26,330,917)

Effect of exchange rate changes	(46,154)	19,187

NET DECREASE IN CASH AND CASH EQUIVALENTS	30,745,206	(21,915,842)
CASH AND CASH EQUIVALENTS, beginning of period	341,703,889	363,619,731
CASH AND CASH EQUIVALENTS, end of period	372,449,095	341,703,889

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
July 26, 2007

*  For identification only